                                                                   EXHIBIT a(1)

                 LETTER TO STOCKHOLDERS DATED OCTOBER 5, 2000

                               [LOGO OF ACUSON]

Acuson Corporation
1220 Charleston Road
Mountain View, California 94043

October 5, 2000

Dear Stockholder:

  I am pleased to inform you that Acuson Corporation has entered into a merger agreement with Siemens Corporation, pursuant to which a wholly-owned subsidiary of Siemens has commenced a tender offer to purchase all of the outstanding shares of Acuson's common stock for $23.00 per share in cash. The tender offer is conditioned upon, among other things, at least a specified minimum number of Acuson's shares outstanding being tendered and not withdrawn and the receipt of required regulatory approvals. If completed, the tender offer will be followed by a merger in which each share of Acuson common stock not purchased in the tender offer will be converted into the right to receive $23.00 per share in cash.

  Your Board of Directors has determined that the terms of the Siemens offer and the merger are fair to and in the best interests of Acuson's stockholders, and recommends that Acuson's stockholders accept the Siemens offer, tender their shares of Acuson common stock pursuant to the offer and, if required under the Delaware General Corporation Law or Acuson's Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

  In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. Included as an annex to the attached Schedule 14D-9 is the written opinion dated September 26, 2000 of Acuson's financial advisor, UBS Warburg LLC, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $23.00 per share cash consideration to be received in the tender offer and the merger by the holders of Acuson common stock was fair, from a financial point of view, to such holders (other than Siemens and its affiliates). You should read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Warburg LLC in rendering its opinion.

  Enclosed are Siemens' Offer to Purchase, dated October 5, 2000 and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.
                                          /s/ Samuel H. Maslak
                                          Samuel H. Maslak
                                          Chairman of the Board and
                                          Chief Executive Officer